[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

October 9, 2013

Re:	New Residential Investment Corp.

Registration Statement on Form S-11

Filed September 20, 2013

File No. 333-191300

Dear Mr. McTiernan:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated October 3, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-11 that was filed on September 20, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the September 20, 2013 filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Mr. Michael McTiernan

Securities and Exchange Commission

October 9, 2013

Market Considerations, page 63

1.	We note your response to comment 3 from our letter dated September 6, 2013 and your revised disclosure. Please explain to us why the decrease in yield on securities acquired in the second quarter was not a result of changes in interest rates. Alternatively, please consider modifying your disclosure regarding your belief that changes in interest rates will not meaningfully impact the net interest spread on your non-agency portfolio.

The Company respectfully informs the Staff that the decrease in the weighted average yield on Non-Agency RMBS from 6.20% at the end of the first quarter to 4.87% at the end of the second quarter was primarily attributable to purchases of Non-Agency RMBS in the second quarter with lower projected yields than most of the securities acquired prior to the second quarter, and not to changes in interest rates.

The lower yield on the securities acquired in the second quarter reflects higher purchase prices for these securities due to increased investor demand and improved real estate values.

As noted in the Company’s disclosure on pages 65–66 of the Revised Registration Statement, the Company’s investment in Non-Agency RMBS is not particularly sensitive to changes in interest rates because most of the portfolio is composed of floating rate securities, whose coupons rise and fall with changes in the underlying index, and it is funded with floating rate debt.

The Company has revised its disclosure to clarify that higher purchase prices due to increased investor demand and improved real estate value were the main cause of the decline in the net interest spread of the Company’s Non-Agency portfolio. This disclosure is included on pages 65–66 of the Revised Registration Statement and is set forth below for ease of reference with new text underlined.

We do not expect changes in interest rates to have a meaningful impact on the net interest spread of our Agency ARM and Non-Agency portfolios. Our RMBS are primarily floating rate or hybrid (i.e., fixed to floating rate) securities, which we generally finance with floating rate debt. Therefore, while rising interest rates will generally result in a higher cost of financing, they will also result in a higher coupon payable on the securities. The net interest spread on our Agency ARM RMBS portfolio as of June 30, 2013 was 1.08%, compared to 1.01% as of March 31, 2013. The net interest spread on our Non-Agency RMBS portfolio as of June 30, 2013 was 2.84%, compared to 4.00% as of March 31, 2013. This difference is primarily attributable to purchases of Non-Agency RMBS in the second quarter with lower projected yields than most of the securities acquired prior to the second quarter. The lower yield on these new securities reflects higher purchase prices due to increased investor demand and improved real estate values.

Mr. Michael McTiernan

Securities and Exchange Commission

October 9, 2013

Signatures, page II-8

2.	Please revise your signature lines to refer to your principal executive officer, principal financial officer and principal accounting officer, pursuant to Instruction 1 in the Signature section of Form S-11.

The Company has revised the signature lines on page II-8 of the Revised Registration Statement to refer to its principal executive officer, principal financial officer and principal accounting officer, as required by Instruction 1 in the Signature section of Form S-11.

Draft Tax Opinion

3.	We note your response to comment 9. To the extent tax counsel expressly relies on previously issued tax opinions, please file those opinions as exhibits to the registration statement or appendices to tax counsel’s opinion. As provided in Rule 436(f) there is no requirement to file consents for these opinions.

A revised version of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s REIT status has been provided for the Staff’s supplemental review and is attached hereto as Annex A. The opinion has been revised to remove references to previously issued tax opinions.

*  *  *

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A

Skadden, Arps, Slate, Meagher & Flom LLP

155 NORTH WACKER DRIVE

CHICAGO, ILLINOIS 60606-1720

______

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

                         , 2013

New Residential Investment Corp.

1345 Avenue of the Americas

New York, New York 10105

FIRM/AFFILIATE OFFICES

______

BOSTON

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

______

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain Federal income tax considerations in connection with the offering (the “Offering”) by New Residential Investment Corp., a Delaware corporation (“New Residential”), of shares of Common Stock, par value $0.01 per share, pursuant to a Registration Statement on Form S-11 (File No. 191300), including all amendments or supplements thereto, filed with the Securities and Exchange Commission (the “Registration Statement”).

We have acted as tax counsel to New Residential in connection with the preparation and filing of the Registration Statement and certain other documents. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of New Residential (the “New Residential Officers’ Certificate”) relating to, among other things, the actual and proposed operations of New Residential and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). Moreover, we are, at your request, relying on the accuracy and completeness of all information provided in (i) a certificate, dated July 18, 2012, executed by officers of FHC Property Management LLC (“FHC,” and such certificate, the “FHC Officers’ Certificate”) and (ii) a certificate, dated the date hereof, executed by officers of Newcastle Investment Corp. (“Newcastle,” and such certificate, the “Newcastle Officers’ Certificate,” and, collectively with the New Residential Officers’

New Residential Investment Corp.

                    , 2013

Certificate and FHC Certificate, the “Officers’ Certificates”). For purposes of our opinion, we have not independently verified the facts, representations and covenants set forth in the Officers’ Certificates, the Registration Statement, or in any other document. In particular, we note that the Company, FHC, and Newcastle have engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations and the representations of Newcastle, as the case may be, that the information presented in the Officers’ Certificates, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts with respect to the matters addressed in the New Residential Officers’ Certificate and the Newcastle Officers’ Certificate, as the case may be. We have assumed that the statements, representations and covenants presented in all such documents and the Officers’ Certificates are true without regard to any qualification as to knowledge, belief, or intent. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) New Residential and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) Newcastle, and each of the entities in which it holds, or has held, a direct or indirect interest, has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Delaware, the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company or Newcastle and the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, have been formed, and (iv) each of the written agreements to which the Company or Newcastle or the entities in which each of the Company or Newcastle holds, or has held, a direct or indirect interest, is a party will be implemented, construed and enforced in accordance with its terms.

New Residential Investment Corp.

                    , 2013

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to New Residential or any investment therein, other than as expressly stated herein.

Based on the foregoing, we are of the opinion that, commencing with New Residential’s initial taxable year ending on December 31, 2013, New Residential has been organized in conformity with the requirements for qualification as a real estate investment trust (“REIT”) under the Code, and its proposed method of operation, as disclosed in the Registration Statement, will enable it to meet the requirements for qualification and taxation as a REIT.

As noted in the Registration Statement, New Residential’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of New Residential’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

In addition, and as noted in the Registration Statement, New Residential’s ability to qualify as a REIT under the Code depends on Newcastle’s continued qualification as a REIT for the 2013 and, potentially, 2014 taxable years. Concurrently herewith, we have issued an opinion to Newcastle to the effect that, commencing with Newcastle’s initial taxable year ending December 31, 2002, Newcastle has been organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation through the date hereof has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT (the “Newcastle Opinion”). It should be noted that the Newcastle Opinion is based on the assumptions described therein, the Newcastle Officers’ Certificate and the

New Residential Investment Corp.

                    , 2013

FHC Officers’ Certificate. Additionally, Newcastle’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. No assurance can be given as to whether the actual results of Newcastle’s operation for any one taxable year will enable it to qualify as a REIT under the Code, nor can any assurance be given that a failure of Newcastle to qualify as a REIT under the Code will not prevent New Residential from qualifying as a REIT under the Code. Accordingly, we have assumed for purposes of this opinion that Newcastle will qualify as a REIT under the Code for the 2013 and 2014 taxable years.

This opinion has been prepared for you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Operational and Regulatory Structure,” “Risk Factors,” and “U.S. Federal Income Tax Considerations,” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,